Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP

April 23, 2025

U.S. Securities and Exchange Commission

100 F Street NE

Washington DC 20549

Attn: Tara Varghese and Eileen Smiley

RE:	Preliminary Proxy Statements, filed on March 10, 2025 by NXG Cushing® Midstream Energy Fund (File No. 811-22072) and NXG NextGen Infrastructure Income Fund (File No. 811-22499)

Dear Ms. Varghese:

Thank you for your supplemental telephonic comments received regarding the preliminary proxy statement (the “Preliminary Proxy Statement”) of Cushing® Midstream Energy Fund (“SRV”) and NXG NextGen Infrastructure Income Fund (“NXG” and together with SRV, each a “Fund” and together the “Funds”), filed on March 10, 2025 pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”). The Funds have considered your comments and have authorized us to make on their behalf the responses set forth below. Capitalized terms not defined herein have the definitions set forth in each Preliminary Proxy Statement.

Comment 1	Please add the following disclosure to the proxy statement to clarify that the Funds will not execute the New Advisory Agreement if:

(i)	there is a change of control of Cushing Asset Management LP other than the one specifically described in this proxy statement;

(ii)	there is another event that occurs that would cause the New Advisory Agreement to terminate pursuant to the 1940 Act if it were to have been already executed;

(iii)	the change in control that is described in this proxy statement occurs more than one year from the effective date of the shareholder action described in this proxy statement.

The Funds have determined not to submit the New Advisory Contract to shareholders for approval at the 2025 annual meeting of shareholders, and have removed such proposal from this proxy statement. The Funds intend to submit the New Advisory Contract to shareholders for approval at a subsequent meeting of shareholders closer in time to the anticipated occurrence of the initial Change of Control Event. In accordance with Rule 14a-6(a), the Funds intend to file a definitive proxy statement with respect to the election of trustees, which will be the only matter now to be considered at the 2025 annual meeting of shareholders.

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Should you have any questions concerning our responses to your comments, please direct them to the undersigned at (312) 407-0641.

Sincerely,
/s/ Kevin T. Hardy
Kevin T. Hardy

cc:	Blake Nelson Chief Financial Officer and Treasurer of each Fund

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